Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

Zimmer Holdings, Inc.

September 9, 2014

9:10 a.m. ET

CORPORATE PARTICIPANTS

David Dvorak, Zimmer — CEO

Jeffrey Binder, Biomet — CEO

CONFERENCE CALL PARTICIPANTS

David Lewis, Morgan Stanley — Analyst

PRESENTATION

David Lewis, Morgan Stanley — Analyst

David Lewis:	Let’s go ahead and get started, sort of find our seats. I expect this to be a very large room.

So my name is David Lewis, medical device analyst, Morgan Stanley. I think for maybe the first time in my career, I have the two CEOs of a pending merger sitting before me here, and we are excited to have both of them. We admire their strength and courage to do so. But we have Dave Dvorak, the CEO of Zimmer Corporation as well as Jeff Binder, the present CEO of Biomet.

And what we are going to talk about today is, is this going to be a successful merger, I think something you are all trying to figure out. So we are not going to do any preamble here. They have been kind enough just to jump right into Q&A.

But David, what I want to start initially is, Zimmer has had a lot of success the last several years. Stocks are probably one of the only outperforming stocks in our universe that has outperformed on a two-year basis. Most companies in med tech have not done that. And you had a very simple plan, right? It was focused on growth. It was focused on optimization. It was focused on returns to shareholders. Then you go off and do this thing.

So the question is, how is the acquisition of Biomet consistent with this message you have been saying to shareholders for the last two to three years?

David Dvorak:	Yes, it’s a great question. And I will tell you that the value creation framework that we have been operating in over the last three years that you just referenced, the growth, the transformational operational excellence initiatives, as well as our capital deployment strategies are all absolutely consistent with the deal that we announced in April to combine with Biomet.

And we will have a chance to talk to you about each of those three dimensions, but maybe I will start by explaining, from a growth perspective, both of these companies, Zimmer and Biomet, have done a good job over the years of innovating in a clinically relevant way. And we believe that that is going to continue to be a big part of our recipe for success, because increasingly, health care providers are going to be pressured to not only provide better patient outcomes, but to do that cost effectively. And the combined scale of these companies and the global distribution channels, which will be unmatched in the marketplace within musculoskeletal care, will allow us to innovate and push those solutions out to surgeons and providers on a global basis with a great return for the shareholders.

David Lewis:	So and then Jeff, the same question for you. We were just talking before, you had gone private. You were on the precipice of going public. Everyone was very, very excited about that opportunity, and that was going to be, hopefully, value-creating for shareholders. Why is this transaction with Zimmer more value-creating for shareholders than, frankly, the process you were on, which was just go public and execute?

Jeffrey Binder:	Well, first of all, it is a great pleasure to be here. Thanks very much. I think that, first of all, the deal brings with it some fairly obvious synergies, both on the cost side from a G&A perspective, from a COGS perspective, in terms of optimizing the plant network, strategic sourcing, all those kinds of things. On the revenue side, there are these tremendous opportunities to take advantage of the combined global commercial organizations, the combined global reach, and really to cross-sell products on both sides that will be compelling for sales forces that have not had them, products like the Vanguard XP and Oxford on the Biomet side, Gel-One, subchondroplasty on the Zimmer side.

I think even more than those obvious synergies, what is value-creating about this transaction is something that David started to allude to, which is the ability of the combined companies to innovate and create solutions in the market. And when I say innovate, I mean innovation broadly speaking from a product perspective, from a business model perspective. You put these companies together and on the one hand, you have fewer gaps in what you are currently doing in the portfolio, and on the other hand, you have twice a ability to innovate in R&D and more broadly, and that just allows you so much ability to be able to deliver solutions that our customers are looking for. So that is what I find exciting about the transaction.

David Lewis:	So you are both here because you are excited about this deal, and that may be kind of an obvious statement. But what they are concerned about is, large cap medical device mergers have not always had a very happy ending, and I think this is a very large merger, and there is a lot of concern about those mergers typically get derailed. They get derailed about what you pay sometimes. They get derailed by not knowing what you are buying or not knowing the market you are buying into. And I guess, Dave, when you think about why historical M&A has gone wrong in this space, why are you so confident this transaction is different from some of those other transactions that have not gone so well?

David Dvorak:	Yes. I think if you look at the financial structure of this deal, it is a great time to do the deal. In that regard, we have been very disciplined about the transactions that we have pursued historically, and so we have got a clean balance sheet to be able to secure the financing in a very favorable way. It is a nice mix of equity and the debt financing to make the deal happen at $13.35 billion, highly accretive, accretive in the first year double digits, and impressive on return on invested capital metrics as well. So it sets up quite nicely.

I think that when you look at the medical device space, there are transactions that have taken place within even musculoskeletal care, but not so much large joints that people have questions about. And oftentimes, it comes to distribution channel, structure, and integration. Both Zimmer and Biomet and the management teams—Jeff has done many of these, his broader team has done many of these successfully. And if you look at the track record, and this is something that, Jeff, you can elaborate on, because you were involved in some of the earliest of them—I was involved in one back in 2003 with the Centerpulse integration, and we were very successful at integrating the distribution channel, maintaining the top line momentum, maintaining the share, and therefore, the scale flowed through the closing and full integration and the opportunity to retrieve some the benefits that were theoretical at the beginning, became realized and I think created great value in the case of the Centerpulse transaction. But in the large joint space, I would just emphasize that these deals have typically gone quite well from the distribution channel standpoint. And there’s some fundamental differences on the distribution channel side relative to some of the others in the medical device space that have suffered greater revenue dis-synergies in the process.

Jeffrey Binder:

I totally agree. I had a front row seat, led the integration of the Depuy-J&J integration back in 1998. In that same year, Stryker acquired Howmedica. Subsequently, Zimmer acquired Centerpulse. And so I somewhat disagree with the premise that these combinations have been, in some cases, unsuccessful when, as David said, you put it into the setting of companies whose primary business is on the total joint side. I think each of those three transactions went very, very well, both from the perspective of short-term sales dis-synergies being less than expected — I think all of those deals created sustainable value for the acquirer. I mean, if you think about what happened with Stryker, if you think about what happened for Johnson & Johnson, if you think about what happened for Zimmer, I think in each of those cases, they emerged as stronger entities with less short-term disruption than might have been predicted, even in the context of challenging sales force integrations. And we will talk about more of that later, but we feel very confident about the way that is going to go here as well.

David Lewis:	There seems to be this perception that this transaction is happening now, and because it is happening now, it is happening now for sinister reasons. So why is now the right time for this transaction? There is a whole bunch of conspiracy theories about why you chose to do it now, why you are selling Jeff, and Dave, why you chose to need to get the scale right. Why is now the right time for this deal?

David Dvorak:	Well, I would tell you that, from our perspective on the Zimmer side, I would look at both where our company is on a freestanding basis in my best view, which has become a little bit more of an informed view on the Biomet side over the last many months, and tell you that I think each of these companies is quite well-positioned to create value on a standalone basis, but on a combined basis, our opportunity to get after some of the opportunities to innovate, and including innovations — Jeff referenced some of the broader comprehensive solutions — we truly believe that well beyond the incremental innovation that has been the hallmark and sort of the lifeblood of companies in our space historically, that we are going to be able to develop broader comprehensive solutions, integrated services, and partner much more closely than we ever have with the customers to help bring about better patient outcomes, higher patient satisfaction levels, and to do that in a cost-effective way, and to help these providers address some of these issues.

We have different go-to-market strategies, obviously, because we service very different customers across the globe, and so some of those initiatives give us great insight as to what some of the developed markets may be looking for on a go-forward basis. But if you think about the R&D pipeline, including services and solutions, Biomet has done a great job historically with about $150 million or $160 million investment. We are going to be able to double that and then some on a combined basis.

So Jeff was referring to the incremental innovation that takes place and the more traditional innovation that takes place on implants, bearing surfaces, bony ingrowth technologies, etc. Think about intelligent instruments, think about broader integrated solutions, pre-op, peri-op, post-op, and that gets really exciting when you have the kind of diversified R&D portfolio and capability that the combined entity is going to have. So I think, more now than ever, it is going to be important for us to think very broadly about what innovation needs to look like to be responsive to the customers and to optimize our opportunity to help them address their currently unmet needs.

David Lewis:	So this notion that there was an abrupt change in the marketplace in the last 6 to 12 months, change to price, change in customer behavior, and that drove this decision to acquire Biomet, you kind of reject that notion, it sounds like.

David Dvorak:	I would reject that out of hand. I don’t think that the climate, external environment that we are operating in is different in any significant way from where it was a year ago.

David Lewis:	And Jeff, a lot is made of culture in this transaction, and I’m sure most in the audience knows this, but this isn’t just a merger of two ortho companies, this is a merger of two Warsaw, Indiana ortho companies. So I have heard it both ways. I have heard they are destroying the cultural fabric of Warsaw, and the town is in shambles. I have heard that they all go to the same barbeques, this is going to work out great. Is culture overplayed by Wall Street here? Does culture play a powerful role in this transaction? Is it a positive role or a negative one?

David Dvorak:	It’s a reference to Warsaw culture, so focus on that.

Jeffrey Binder:	Well, you know, I think culture does play in important role in any company, and I think it will be a strength of the combined company. We are very proud of the culture at Biomet. And as we think about the two companies coming together, I think that there are striking similarities, and I think that there are some differences.

From the perspective of similarity, yes. At least in the headquarters location of Warsaw, you have people that live in the same community, you have people who share very similar values, you have people who are friends and neighbors. And so from that perspective, it is very seamless. I mean, these companies don’t look very different. These people know each other well, and they come from, in many cases, the same families. I think the other striking similarity between the two companies is just the passion the companies have for the musculoskeletal space, the passion that we have for patient care. There is a very, very strong sense of purpose and mission in both of the cultures.

I think when it comes to some of the cultural dissimilarities, which have to do, I think, with some of the stylistic diffs between the companies, David has had a very conscious approach to saying from the beginning that we are going to have the best of both, and that means product, that means people, and that also means culture. Both companies have strong cultures. Those cultures have great strengths to them. There will be a conscious effort to combine the two companies’ cultures in a way where we glean the best from both companies, and I think that will create a very, very powerful combination.

David Lewis:	What can both of us tell us, maybe Dave start with you, in the pre-integration process, from your perspective, how do you think pre-integration planning is going? And I would love to hear Jeff to kind of finish up on the culture comments on how you think that translated into this pre-integration planning.

David Dvorak:	Yes. I think that we have terrific momentum and incredible positive spirit that has come forward from representatives of each of the companies. The commitment to drawing upon the best of each of the companies is absolutely genuine on our part. It was something that Jeff and I spoke about from the very beginning of our discussions, because we thought that that could be so powerful if we did it well.

And you read a lot about the sort of amorphous concept of culture within companies, and certainly within M&A transactions. But I will tell you that I think this time we are taking a more methodical, intentional approach to understanding the cultures and really drawing that out. We had a two-day kickoff meeting and probably spent half of our time talking very specifically about culture, and there has been a lot of ongoing work in that regard.

The teams that we put together from a steering committee, from a management office, and now the broader integration teams that span across all geographic segments, business unit product categories as well as functional support areas, are literally equally represented by each of Zimmer and Biomet. So we have gone from Jeff and I plus 3 others, so 8 people on the steering committee, to 10 people on the integration management office, 5 plus 5 from Biomet and Zimmer, and now we have about 100 people involved in the integration planning. With their teams, it is probably closer to 250, equally represented from the two companies.

And I will tell you, the interactions that have taken place — and there is a big convenience to being a couple of miles down the road, because these interactions are taking place literally every day in one office or the other. And when we do our steering committees on a weekly basis, we rotate from Biomet’s offices to Zimmer’s offices, or grab a third-party site just to change it up. And the approach that people are taking, and I think it really is both heartening and confirmatory of the opportunity that is there, because I think that the individuals really believe that the major premise of the combination is absolutely valid, that this is a once in a lifetime opportunity to create something very special, to truly take this 90 and a 40-year old company and create a new entity that is going to be best positioned to shape how solutions within the musculoskeletal space are delivered in decades to come, and that is a pretty motivating force for all of the people that are involved in the integration planning efforts, and particularly people that have spent, in most cases, their entire careers and are extraordinarily passionate about this space.

So we are off to a great start, and the approach that we are taking is extraordinarily methodical. With every week that goes by, it becomes more detailed. And I am sure that by the time we consummate the transaction, which is still expected in the first quarter of 2015, we are going to have a great execution plan to begin to run towards.

David Lewis:	Just between you and me, do you agree with him?

Jeffrey Binder:	Sorry?

David Lewis:	Just between you and me, do you agree with him?

Jeffrey Binder:	Yeah, no, I absolutely do. From the first conversation that David and I had about this potential transaction, David emphasized to me that this would be a transaction where we draw on the best from both companies. He has been absolutely true to his word every step of the way. And I would say that, from the perspective of people at Biomet, this has very, very much the feel not of an acquisition, but of a merger of equals, which I think has been David’s intention from the beginning.

I am serving on the integration steering committee with David. It is equal representation. The conversations are very, very much — I would have said at the beginning two-sided, but now, I would just say they are just conversations among people who are involved in the integration planning. It is a very rigorous process. The teams are off to a great start. There is really, I think, healthy mutual respect on the teams and I just think a lot of professionalism being displayed by team members from both companies.

David Lewis:	It sounds like it’s super-kumbaya, so that’s great.

Jeffrey Binder:	We spend most of the meetings actually holding hands. It is a little creepy, but it is working.

David Lewis:	We would like to see a picture of that maybe at a later date. So let’s move from the warm and fuzzy to actual financials. We take the word synergy. There is a big debate out there about synergy and dis-synergy. And so let’s take the cost side of the equation first, then we will move back to the revenue side.

So costs, you have $270 million of net synergies in this transaction, David. That’s 8% to 9%. Some historical medical device transactions, we have seen a number that is closer to 7% on average. So but 8% to 9%, what gives you the confidence and conviction that number is meetable or beatable on a relative basis? And I think everyone knows that number was set somewhat to be a likely — the numbers you saw with the Centerpulse transaction. In this environment, is it normal to see a similar synergy that we saw back in Centerpulse? Should they be higher? Should they be lower? So it is really a question of why do we have so much conviction that number is achievable?

David Dvorak:	Sure. We can walk back up to the top of the P&L and talk about the top line opportunities. But the 270 number is a net number, so it is an all-in, what happens on the top line as well as each line of the P&L to get to that net 270 number three years out, with half that benefit coming at the end of the first year. So that would be closing date, you pick a date. We are saying consistently we still believe it is first quarter of 2015, and whenever that occurs, it is the next 12 months we would expect to generate that net synergy number.

I would tell you that it is based upon our experience with Centerpulse, but a lot of analytics went into it well beyond the experience with Centerpulse, including — you had referenced at the beginning our three value-creation pillars. Both companies have been working diligently on some of the transformational opportunities to drive operational excellence, and so those programs on both sides allow us to extrapolate our own experiences, which it is something like strategic sourcing, which has been a terrific value creator for Zimmer, I think also on the Biomet side. So we can start comparing categories and where we are on those excellence journeys initiative by initiative, line item by line item, right down the P&L, to arrive at this number.

And I would tell you that, just as we did with the Centerpulse deal, just as we did with the transformation and operational excellence initiatives, which we pegged at a $400 million benefit when we started that program three or four years ago, and we are tracking consistent with what our expectations were back when we began, these programs are run in accordance with extraordinarily detailed programs, milestones, dedicated resources, and we are managing to bring those results about. So that methodical approach with detailed planning, it is a lot of work upfront, but there is no substitute for it, because the business, obviously, creates a lot of momentum and dynamics that if you don’t have that locked down plan and the team isn’t fully committed and dedicated to the execution of that plan, things can start to run away from you.

So I think we are going to be very well-positioned with the right plan, and I have high, high confidence that we will be able to deliver on those numbers.

David Lewis:	Has pre-integration made you feel better, worse, or the same about that number?

David Dvorak:	Better in a confirmatory sense. And I would tell you that better as well relative to a broader opportunity. And some of the decisions that will go into that as we continue to develop this plan is, in what instances do we have a bigger opportunity than what we thought we initially were to have, and how do we want to redeploy those dollars? Because if we see a great top line opportunity, for example, within the context of product category or surgeon specialty focus, we may accelerate our investment in a particular area that is going to help us in the top line. Alternatively, if we have a bigger opportunity that we are delivering on, it may help us by dropping through to the bottom line. But we are going to be really methodical about making those decisions, so that this works well for year one through year three, but it also sets the company up in a terrific way for accelerated top line growth and continued value creation after year three.

David Lewis:	Dave you mentioned a net synergy number, which is an important distinction, but the Street is very focused on the revenue number, because in their minds, you are forecasting less revenue disruption than maybe they saw with Centerpulse. And you both can comment on this, because I think you both have seen your fair number of integrations. And there is a fear that you go after the distribution force too quickly and the top line falls apart, and we see significant top line deceleration. How do you guard against that fear, and how are you confident that what the Street is most concerned about on this deal simply is not going to happen?

David Dvorak:	Well, I would tell you that, from our perspectives, going back to the experience that we have had in prior deals, we and these management teams know the space well, and we know the distribution channels well. So with the bigger bag and the cross-sell opportunities that are significant — and you can rattle them off for every product category, knees, hips, extremities, spine, dental, trauma, surgical — and they are significant. They may be gaps that run one way or the other. They may be whole product categories, like Zimmer’s surgical business or Biomet’s sports med business or micro fixation business, but they are very complementary in that regard, so it creates a lot of cross-sell opportunities.

These sales forces get very excited, as they should, with new product introductions, and this is going to be sort of the mother of all new product launches all at once upon closing when the bags get exchanged. So day one, we went out with a commitment to preserve all sales representative positions. And it wasn’t just to stabilize the force. It’s because we truly believe that we need the biggest distribution channel in the world across the globe ready on day one to take advantage of those cross-sell opportunities.

So you start making decisions like that and getting out in front of the sales force with absolutely clarity, and right there, you are on your way. But again, I feel a lot of confidence in the leadership and the capabilities of each of these teams. It was also something where, at Jeff’s initiation, I was able to get out to the JOA in Kobe, Japan, to the EFORT meeting in London, meetings that both of us would attend typically at any rate, and spend some time with his sales leaders and be able to get to know them better and to explain the rationale for the deal and some of the strategic drivers and how we thought it was going to end up being such a great thing for their sales team so that they could cascade that message down.

I did the same thing in the United States with the US channel leaders, probably within a month of announcing the deal. And all of that high touch and understanding in the context of the business I think goes a long ways in those conversations.

David Lewis:	Jeff, how are you quelling fears amongst your distributors and sales reps, who obviously, are calling and emailing you saying this isn’t good for us?

Jeffrey Binder:	Well, I think a couple of things. First of all, David made it very, very clear in his conversation with them, and they believed it, that we are going to need all of the sales talent that we have to be able to sell these combined lines. So they feel secure in that regard.

I think even more than that, we have told them, we can’t give you complete certainty at this point about exactly what your territory is going to be and exactly what product you are going to be holding, but you really ought to stick around and wait, because it is going to be an extraordinary opportunity, and we think you are going to be very happy ultimately with what you hear. And frankly, they believe that.

Again, I would point out that some of these historic deals that we have done in the space, they have always been concerned about the possibility of revenue dis-synergies, and most of those fears have stemmed from the possibility of sales reps defecting. I mean, that is really the core of the concerns. Sales reps are going to defect, they are going to take their business. I think on two fronts — number one, I think we will lose fewer sales reps than some people who are concerned might imagine, because they are going to have great opportunities. And then secondly, to the extent that there would be any fallout, I would say, if anything, the concern about that would be even less than it would have been 10 years ago when you saw some of these deals because of some of the changing dynamics in the marketplace.

So I think you put all of that together, and the potential for revenue dis-synergies — look, there will be some, but I think they are extremely manageable, and the sales force integration, which is governed by the commercial integration teams, they are putting together extremely good plans, I feel really, really confident that they will have those plans dialed in. We are certainly aware that that is an important part of the integration and a place where there is some risk, and so we are paying a lot of attention to it from a steering committee perspective. And again, I’m optimistic that it will go well.

David Lewis:	David, just in the final couple of minutes here, one of the concerns about the second quarter was, market is good, you are both very committed to this merger, there is a lot of opportunity, so it really just comes down to execution. And one of the fears, and one of the reasons the stock underperformed post the second quarter was your US knee business has had some issues, there were some margin issues, so it raised this concern of can Zimmer execute this transaction? So what is your confidence that, even in your core business, you can get back on track in the back half of the year? And maybe what can you say about your confidence in the execution of the broader transaction?

David Dvorak:	Yes. I think that, again, nothing has changed materially from closing out with a really strong Q4 in 2013, seguing in 2014, terrific opportunities. In the knee category, the particular opportunity is the new Persona system. We continue to do very well with that, executing on the deployment of instruments. We had some big, big numbers that we posted. It is a big business for one thing, but big numbers that we posted OUS, even in the second quarter, and I am quite confident that we will see sequential improvement in the second half of the year within that core reconstructive business in the United States and continue to perform very well in both Asia-Pacific, and Europe, Middle East, and Africa.

So the innovation pipeline is stronger than it has been for us over the last five years. This is the strongest position that we have been in, largely driven by the Persona opportunities. We are going to continue to execute those well, and I am really confident that we are going to have the right kind of momentum going into the close and pick up, and the point of combination, right where we want to be.

David Lewis:	Okay. So with that, I think we will end on improving momentum. David, Jeff, thanks so much for being here with us this morning.

David Dvorak:	Yes, thanks for having us. Appreciate everyone’s interest.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s and LVB’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s, LVB’s and Biomet’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com, www.biomet.com or on request from Zimmer or Biomet, as applicable. Zimmer, Biomet and LVB disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in the companies’ respective periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC on August 26, 2014 a registration statement on Form S-4 that includes a preliminary consent solicitation statement of LVB that also constitutes a preliminary prospectus of Zimmer, and plans to file other documents with the SEC in connection with the proposed acquisition of LVB. The registration statement has not yet become effective. The final consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE PRELIMINARY CONSENT SOLICITATION/PROSPECTUS AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and preliminary consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Some of these documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.